UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-3480

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN
(Full title of the plan)

MDU RESOURCES GROUP, INC.
(Name of issuer of securities held pursuant to the plan)

MDU RESOURCES GROUP, INC.
1200 WEST CENTURY AVENUE
P.O. BOX 5650
BISMARCK, NORTH DAKOTA 58506-5650
(Address of the plan and address of the issuer’s principal executive offices)

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2010	2009
Assets:
Investments at fair value (Notes 3 and 6)	$575,543,558	$577,320,808

Cash and cash equivalents (Note 4)	2,435,978	3,938,268
	577,979,536	581,259,076

Receivables:
Employer contributions	12,411,047	6,998,704
Participant contributions	723,508	774,967
Notes receivable from participants	17,287,579	15,180,341
Dividends	1,648,748	1,664,687

Net assets available for benefits at fair value	610,050,418	605,877,775

Adjustment from fair value to contract value for fully benefit-responsive investment contract (Note 5)	935,564	3,970,339

Net assets available for benefits	$610,985,982	$609,848,114

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year ended December 31, 2010

Additions to Net Assets Attributed to:

Investment income:
Dividends	$6,582,304
Interest	2,856,029

9,438,333
Contributions:
Employers	23,690,806
Participants	27,366,554
Participant rollovers	737,271

51,794,631

Total additions	61,232,964

Deductions from Net Assets Attributed to:
Net realized/unrealized depreciation in fair value of investments (Note 3)	2,525,837
Distributions to terminated participants	57,473,782
Administrative expenses	95,477

Total deductions	60,095,096

Net increase in net assets available for benefits	1,137,868

Net assets available for benefits at beginning of year	609,848,114

Net assets available for benefits at end of year	$610,985,982

The accompanying notes are an integral part of these financial statements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

1.        Description of the Plan

The following description of the MDU Resources Group, Inc. 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General
The Plan, formerly the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan, was initially adopted by the Board of Directors of MDU Resources Group, Inc. (the Company) on August 4, 1983, to be effective January 1, 1984. The Plan is a defined contribution plan. On January 1, 1999, the name was changed and the Plan was amended to reflect the merger of the MDU Resources Group, Inc. Tax Deferred Compensation Savings Plan for Collective Bargaining Unit Employees (the Bargaining Plan) into the Plan. Each participant in the Bargaining Plan automatically became a participant in the Plan. The merger and the transfer of assets were effectuated in accordance with Sections 401(a)(12), 411(d)(6) and 414(l) of the Internal Revenue Code of 1986, as amended (the Code), and the regulations thereunder. On May 25, 2006, the Plan designated the portion of the Plan invested in MDU Resources Group, Inc. Common Stock Fund as an Employee Stock Ownership Plan (ESOP).

The Company and any of its direct or indirect subsidiaries that participate in the Plan are the Employers (the Employers). The fiscal year of the Plan is the calendar year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

The Board of Directors of the Company may, at any time, amend or modify the Plan. The Company has delegated to the Employee Benefits Committee (the Committee) the authority to amend or modify the Plan; however, certain amendments identified in the plan document are subject to approval by the Board of Directors of the Company.

Although it has not expressed any intent to do so, the Board of Directors of the Company has the right under the Plan to discontinue its contributions, at any time, and to terminate the Plan subject to the provisions of ERISA. The Board of Directors of any Employer may, at any time, terminate participation in the Plan with respect to such Employer. In the event of a Plan termination, participants would become 100 percent vested in their employer contributions.

The Committee is the plan administrator. The Committee consists of the Chief Financial Officer of the Company and other individuals appointed by the Chief Executive Officer of the Company who are employed by the Company or an affiliate of the Company. The recordkeeper and trustee of the Plan are New York Life Investment Management LLC (the Recordkeeper) and New York Life Trust Company (the Trustee), respectively.

Plan Amendment
Effective January 1, 2010, the Committee approved an amendment to the Plan. The amendment provides that certain Employers in the Plan establish a retirement contribution feature limited to

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

employees who were active participants in the MDU Resources Group, Inc. Pension Plan for Non-Bargaining Unit Employees, the Knife River Corporation Salaried Employees’ Pension Plan, and the Williston Basin Interstate Pipeline Company Pension Plan, for which future benefits accruals ended as of December 31, 2009. For each plan year, eligible employees will receive a certain contribution ranging from 5 percent to 11.5 percent, based upon their age as of December 31, 2009. The retirement contribution for 2010 was $5.9 million.

Eligibility
Generally, employees may participate in the Plan upon hire if they are at least 18 years of age and regular full-time employees or part-time employees with at least 1,000 hours of service in a year.

Deferred Savings Contributions
The Plan allows participants who are highly compensated employees to elect pre-tax deferral contributions varying from one percent through 22 percent and participants who are not highly compensated employees to elect pre-tax deferral contributions varying from one percent to 50 percent, in one percent increments, of eligible compensation for each pay period, up to a maximum pre-tax deferral contribution of $16,500 for the 2010 Plan year. The Plan also allows participants who are eligible to make pre-tax deferral contributions and will have attained age 50 before the close of the Plan year to make catch-up elective deferrals of up to $5,500 for 2010.

Employer Matching Contributions
Each participant’s Employer may elect to provide a standard matching contribution, equal to a percentage of such participant’s monthly pre-tax deferral contributions up to a specified percent of the participant’s compensation as provided under the Plan or as adopted by the Employer and approved by the Committee. All matching contributions are made in cash to the participant’s Matching Contribution Account and invested as directed by the participant.

Profit Sharing/Retirement Contributions
Profit sharing contributions are made based on the discretion of the Board of Directors of the Company or Board of Directors of any of the Employers. Retirement contributions are nondiscretionary contributions made to certain eligible employees equal to a certain percent of their eligible compensation, a certain percent (ranging from 5 percent to 11.5 percent) based upon their eligible compensation and their age at December 31, 2009, or an amount based on hours worked. Participants may choose to invest profit sharing/retirement contributions allocated to their individual accounts in any or all of the available investment options. Profit sharing/retirement contributions totaling $13.7 million, including the amount related to the Plan amendment as discussed previously, were credited to participant accounts for the year ended December 31, 2010.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Rollover Contributions
The Plan accepts rollover contributions from an eligible retirement plan or an individual retirement account that holds only assets distributed from a qualified plan, including after-tax employee contributions.

Participant Accounts
The Employers remit all authorized contributions made by the participants to the Trustee to be held in trust and invested for the respective accounts of the participants, pursuant to the terms of a trust agreement effective January 1, 1998, as amended. Individual accounts are maintained for each participant of the Plan. Each participant’s account is credited with deferred savings contributions, employer matching contributions, profit sharing/retirement contributions, rollover contributions and allocated investment earnings and losses.

Investment Options
An election is made by each participant to allocate contributions in one percent increments to any or all of the following 20 available investment options as of December 31, 2010:

-	MDU Resources Group, Inc. Common Stock Fund (MDU Resources Stock Fund)
-	New York Life Insurance Anchor Account – Stable Value Fund
-	AllianceBernstein International Value Fund – International Value Mutual Fund
-	Allianz NFJ Small Cap Value Fund – Small-Cap Value Fund
-	American Funds - EuroPacific Growth Fund – International Growth Mutual Fund
-	American Funds - The Growth Fund of America – Growth Mutual Fund
-	BlackRock Inflation Protected Bond Fund – Inflation Protected Bond Fund
-	Columbia Acorn Z Fund – Mid-Cap Growth Mutual Fund
-	Davis New York Venture Fund – Growth Mutual Fund
-	Dodge & Cox Balanced Fund – Growth and Income Mutual Fund
-	MainStay Indexed Bond Fund – Income Bond Mutual Fund
-	PIMCO Total Return Fund – Income Bond Mutual Fund
-	Royce Total Return Fund – Small-Cap Value Fund
-	T. Rowe Price Retirement 2010 Fund – Growth and Income Mutual Fund
-	T. Rowe Price Retirement 2015 Fund – Growth and Income Mutual Fund
-	T. Rowe Price Retirement 2020 Fund – Growth and Income Mutual Fund
-	T. Rowe Price Retirement 2025 Fund – Growth and Income Mutual Fund
-	T. Rowe Price Retirement 2030 Fund – Growth and Income Mutual Fund
-	T. Rowe Price Retirement 2035 Fund – Growth and Income Mutual Fund
-	Vanguard Institutional Index Fund – Growth and Income Mutual Fund

In September 2010, the MainStay S&P 500 Index Fund was replaced with the Vanguard Institutional Index Fund and the Baron Asset Fund was replaced with the Columbia Acorn Z Fund. The BlackRock Inflation Protected Bond Fund and the PIMCO Total Return Fund were added to the Plan as available investment options. The Forward Small Cap Equity Fund was removed as an available investment option.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Contributions to the MDU Resources Stock Fund are used by the Trustee to purchase shares of MDU Resources Group, Inc. common stock directly on the open market, or to purchase shares of authorized but unissued common stock directly from the Company if the Company chooses to issue new stock. Open market purchases may be made at such prices as the Trustee may determine in its sole and absolute discretion.

Vesting
A participant’s interest in a Deferred Savings Contribution Account, Matching Contribution Account or a Rollover Account is at all times fully vested and nonforfeitable. Generally, a participant’s interest in a Profit Sharing/Retirement Contribution Account is 100 percent vested after completing three years of service; however, certain grandfathered vesting schedules are maintained due to plan mergers. Participants are 100 percent vested in the dividends paid on the MDU Resources Stock Fund regardless of years of service. Participant accounts are valued on a daily basis.

Distributions and Withdrawals
The amount credited to a participant’s Deferred Savings Contribution Account, Matching Contributions Account and Rollover Account shall become payable to the participant or the participant’s beneficiary/beneficiaries, as applicable, upon death, retirement, disability, or other termination of employment with the Employers. The distribution of such amounts will be in accordance with the Plan, based on the method of payment elected by the participant or designated beneficiary/beneficiaries. Generally, the Plan only allows single-sum distributions or annual installments over a period of time, not to exceed five years; however, certain grandfathered distribution features are maintained due to plan mergers.

Distributions with respect to investment options other than the MDU Resources Stock Fund are in the form of cash. Distributions with respect to the MDU Resources Stock Fund are in the form of a Direct Registration System statement, except for distributions of fractional shares which are in the form of cash. Any MDU Resources Group, Inc. Common Stock included in a direct transfer to an individual retirement account or other qualified plan will be electronically transferred to the individual retirement account or to the qualified plan’s custodian.

A participant may make in-service withdrawals (hardship or age 59 1/2) under certain conditions. Distributions from a participant’s Rollover Account may be elected at any time.

Participant Loans
A participant may be eligible to obtain a loan from the Plan. The maximum amount available for a loan is the lesser of $50,000 or one-half of the participant’s vested account balance, subject to certain limitations. Loans must be repaid over specified periods through payroll deduction and bear interest at a commercially reasonable rate in effect at the time the loan is made, as determined by the Committee.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Forfeited Accounts
Forfeited non-vested accounts are used to reduce employer contributions to the Plan, and remaining amounts are carried forward to future years. Forfeited non-vested accounts totaled approximately $1.1 million and $1.2 million at December 31, 2010 and 2009, respectively. Approximately $434,000 in forfeitures were used to reduce employer contributions for the year ended December 31, 2010.

2.        Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are maintained on an accrual basis. The Plan has also evaluated for events or transactions occurring after December 31, 2010, up to the date of issuance of these financial statements.

Investment Valuation
Investments held by the Plan are carried at fair value. Fair value for the MainStay Cash Reserves Fund approximates cost. The Plan’s other investment valuations, as determined by the Trustee, are based on published market quotations with the exception of the fully benefit-responsive investment contract. The fully benefit-responsive investment contract is stated at fair value and then adjusted to contract value.

New Accounting Standards
In January 2010, the Financial Accounting Standards Board (FASB) issued guidance related to improving disclosures about fair value measurements. The guidance requires separate disclosures of the amounts of transfers in and out of Level 1 and Level 2 fair value measurements and a description of the reason for such transfers. In the reconciliation for Level 3 fair value measurements using significant unobservable inputs, information about purchases, sales, issuances and settlements shall be presented separately. These disclosures were effective for the Plan on January 1, 2010, except for the disclosures related to the purchases, sales, issuances and settlements in the roll forward activity of Level 3 fair value measurements, which are effective on January 1, 2011. The guidance requires additional disclosures but does not impact the Plan’s net assets available for benefits.

In September 2010, the FASB issued guidance clarifying how loans to participants should be classified and measured by defined contribution pension benefit plans. Participant loans were previously classified as investments at fair value. The guidance requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. This guidance was effective for the Plan in 2010, and was required to be applied retrospectively to the prior period presented. Accordingly, participant loan balances as of December 31, 2009, have been reclassified to conform with the presentation as of December 31, 2010.

In May 2011, the FASB issued guidance on fair value measurement and disclosure requirements.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The guidance generally clarifies the application of existing requirements on topics including the concepts of highest and best use and valuation premise and disclosing quantitative information about the unobservable inputs used in the measurement of instruments categorized within Level 3 of the fair value hierarchy. Additionally, the guidance includes changes on topics such as measuring fair value of financial instruments that are managed within a portfolio and additional disclosure for fair value measurements categorized within Level 3 of the fair value hierarchy. This guidance is effective for the Plan on January 1, 2012. The Company is currently evaluating the effect that adoption of this guidance may have on the Plan's net assets available for benefits.

Benefit Payments
Distributions to Plan participants are recorded when paid.

Contributions
Employer and participant contributions are recorded by the Plan when received or determined to be receivable. Participant contributions are deposited with the Plan by the Employers through payroll reductions.

Administrative Expenses
Administrative expenses of the Plan related to Trustee, recordkeeping, legal and audit fees are paid primarily by the Employers. Fees or commissions associated with each of the investment options other than the MDU Resources Stock Fund are paid primarily by participants as a deduction from the amount invested or an offset to investment earnings and were approximately $2.4 million for the year ended December 31, 2010. Administrative expenses of the Plan related to the MDU Resources Stock Fund commissions and loan fees were paid by the Plan and were approximately $95,000 for the year ended December 31, 2010. All other administrative expenses were paid by the Company.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties
Investments, in general, are subject to various risks, including credit, interest and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Other
Securities transactions are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned.

3.        Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets available for benefits at December 31:

	2010	2009
MDU Resources Stock Fund	$204,476,605	$247,519,821
New York Life Insurance Anchor Account	82,067,014	82,715,391
Dodge & Cox Balanced Fund	52,908,389	45,715,864
The Growth Fund of America	40,306,832	37,963,034
Vanguard Institutional Index Fund	34,947,372	*
* The Plan did not participate in the Vanguard Institutional Index Fund in 2009.

During 2010, the fair value of the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) as follows:

MDU Resources Stock Fund	$(35,262,160)
Mutual Funds	32,736,323
$(2,525,837)

4.        Cash and Cash Equivalents

Cash and cash equivalents represent funds temporarily invested in the MainStay Cash Reserves Fund to provide liquidity for fund reallocations and distributions of the MDU Resources Stock Fund.

5.        Investment Contract with Insurance Company

The Plan has a fully benefit-responsive investment contract with New York Life Insurance Company (NYL Insurance). NYL Insurance maintains the contributions in a general account, which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by NYL Insurance. Contract value represents contributions made under the contract, plus interest and dividends credited, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, withdrawals due to events initiated by the Company including, but not limited to, total or partial termination of the Plan, group lay-offs or early retirement incentives, may result in a penalty if

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

these withdrawals exceed limitations defined in the contract. The Company believes that the occurrence of events that would cause the plan to transact at less than contract value is not probable. NYL Insurance may not terminate the contract at any amount less than contract value.

NYL Insurance is contractually obligated to pay the principal and any interest and dividends that have been credited to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0 percent. Such interest rates are reviewed not less frequently than quarterly nor more frequently than daily for resetting.

	2010	2009
Average yields:
Based on annualized earnings *	2.67%	3.34%
Based on interest rate credited to participants **	2.37%	3.03%
*	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the plan year by the fair value of the investments on the same date.

**
Computed by dividing the annualized one-day earnings credited to participants on the last day of the plan year by the fair value of the investments on the same date. The difference between annualized earnings and the interest rate credited to participants is due to a 30 basis point administrative fee.

6.        Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date. The FASB Accounting Standards Codification (ASC) establishes a hierarchy for grouping assets and liabilities, based on the significance of inputs. The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. There are three levels of inputs that may be used to measure fair value:

•	Level 1 – quoted prices in active markets for identical assets or liabilities;

•
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quotes prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of these assets or liabilities; or

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2010.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual funds/money market fund: Valued at the net asset value of shares held by the Plan at year end, based on published market quotations on active markets.

Investment contract: Investment in the fully benefit-responsive investment contract is valued based on the Plan’s pro-rata share of the pooled separate account at year end. The pooled separate account is not available in an exchange and active market, however, the fair value is determined based on the pro-rata share of underlying investments in the pooled separate account.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the valuation methods are considered appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The Plan’s assets measured at fair value are as follows:

	Fair Value Measurements at December 31, 2010, Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance at December 31,
	(Level 1)	(Level 2)	(Level 3)	2010
Assets:
Mutual funds *	$289,935,503	$—	$—	$289,935,503
Common stock	204,476,605	—	—	204,476,605
Investment contract **	—	81,131,450	—	81,131,450
Money market fund	2,435,978	—	—	2,435,978
Total assets measured at fair value	$496,848,086	$81,131,450	$—	$577,979,536
*
Mutual funds invest approximately 50 percent in common stock of U.S. large-cap companies, 12 percent in common stock of U.S. small-cap companies, 11 percent in common stock of foreign large-cap companies, 10 percent in common stock of U.S. mid-cap companies, 6 percent in mortgage-backed securities, 4 percent in U.S. Treasuries, 4 percent in corporate bonds, 2 percent in cash and cash equivalents and 1 percent in foreign fixed-income investments.

**
Investment contract invests approximately 44 percent in mortgage-backed securities, 26 percent in corporate bonds, 10 percent in asset-backed securities, 8 percent in agencies, 6 percent in U.S. Treasuries and 6 percent in cash and cash equivalents.

	Fair Value Measurements at December 31, 2009, Using
	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Balance at December 31,
	(Level 1)	(Level 2)	(Level 3)	2009
Assets:
Mutual funds	$251,055,935	$—	$—	$251,055,935
Common stock	247,519,821	—	—	247,519,821
Investment contract	—	78,745,052	—	78,745,052
Money market fund	3,938,268	—	—	3,938,268
Total assets measured at fair value	$502,514,024	$78,745,052	$—	$581,259,076

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

7.        Federal Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated August 10, 2009, that the Plan and related trust are designed for qualification as exempt from federal income taxes in accordance with applicable sections of the Code. The IRS based its determination on the application the Plan submitted on January 30, 2007. Although the Plan has been amended since submitting the determination letter application, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

On March 30, 2011, an application was made to the IRS for determination on the qualification of the Plan for those amendments that have occurred since the prior determination letter. The Company believes that the Plan, as amended, continues to meet the requirements for tax qualification. The Plan will take all necessary steps to maintain its qualified tax status.

8.        Related-Party Transactions

The New York Life Insurance Anchor Account, MainStay Indexed Bond Fund and MainStay Cash Reserves Fund are managed by and are related parties to the Trustee. These arrangements qualify as exempt party-in-interest transactions.

9.        Prohibited Transactions

There were no nonexempt prohibited transactions with respect to the Plan during the plan year ended December 31, 2010.

10.      Reconciliation of the Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$610,985,982	$609,848,114
Adjustment from contract value to fair value for fully benefit-
responsive investment contract	(935,564)	(3,970,339)
Deemed distributions	(17,540)	(55,019)
Net assets available for benefits per the Form 5500	$610,032,878	$605,822,756

MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

The following is a reconciliation of net investment income per the financial statements for the year ended December 31, 2010 to the Form 5500:

Total net investment income per the financial statements*	$6,912,496
Change in adjustment from contract value to fair value for fully benefit-responsive investment contract	3,034,775
Total net investment income per the Form 5500	$9,947,271
* Includes investment income and net realized/unrealized depreciation in fair value of investments.

The following is a reconciliation of distributions to participants per the financial statements for the year ended December 31, 2010 to the Form 5500:

Distributions to participants per the financial statements	$57,473,782
Less: Corrective distributions	(13,354)
Less: Deemed distributions at December 31, 2009	(55,019)
Benefits paid to participants per the Form 5500	$57,405,409

11.      Subsequent Events

Effective July 1, 2011, the Company will establish a retirement contribution feature for employees who were active participants in the MDU Resources Group, Inc. Pension Plan for Collective Bargaining Unit Employees, for which future benefits accruals will end as of June 30, 2011. For each plan year, eligible employees will receive a certain contribution ranging from 5 percent to 11.5 percent, based upon their age as of June 30, 2011. Vesting provisions are consistent with profit sharing/retirement contributions previously mentioned.

SUPPLEMENTAL
SCHEDULE

 MDU RESOURCES GROUP, INC.
401(k) RETIREMENT PLAN

EMPLOYER IDENTIFICATION NUMBER (41-0423660) - PLAN NUMBER (004)
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2010

Issuer	Description	Cost	Current Value

MDU Resources Group, Inc. Common Stock *	10,087,647 shares	$145,052,682	$204,476,605

Mutual Funds:
AllianceBernstein International Value Fund	688,842 units	11,709,534	9,409,585
Allianz NFJ Small Cap Value Fund	502,960 units	13,411,712	15,023,407
American Funds - EuroPacific Growth Fund	564,607 units	21,207,549	22,968,199
American Funds - The Growth Fund of America	1,335,105 units	36,083,468	40,306,832
BlackRock Inflation Protected Bond Fund	66,983 units	764,634	729,445
Columbia Acorn Z Fund	647,830 units	17,166,395	19,557,990
Davis New York Venture Fund	720,653 units	21,556,893	24,747,233
Dodge & Cox Balanced Fund	753,466 units	53,149,843	52,908,389
MainStay Indexed Bond Fund *	2,489,118 units	27,392,675	28,002,582
PIMCO Total Return Fund	189,729 units	2,175,945	2,058,560
Royce Total Return Fund	1,447,617 units	16,657,246	19,065,110
T Rowe Price Retirement 2010 Fund	218,560 units	2,880,208	3,352,706
T Rowe Price Retirement 2015 Fund	399,065 units	3,873,497	4,744,884
T Rowe Price Retirement 2020 Fund	232,950 units	3,064,939	3,829,701
T Rowe Price Retirement 2025 Fund	162,098 units	1,577,802	1,951,655
T Rowe Price Retirement 2030 Fund	179,148 units	2,334,297	3,095,670
T Rowe Price Retirement 2035 Fund	264,610 units	2,536,032	3,236,183
Vanguard Institutional Index Fund	303,864 units	31,538,109	34,947,372

Money Market Fund:
MainStay Cash Reserves Fund *	2,435,978 units	2,435,978	2,435,978

Investment Contract:
New York Life Insurance Anchor Account *	82,067,014 units	82,067,014	81,131,450

Participant Loan Funds *	4.25% to 10.50%**	—	17,287,579

		$498,636,452	$595,267,115
  *      Indicates party-in-interest investment.
**      Loan maturities range from January 1, 2011, through December 2, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MDU Resources Group, Inc.

We have audited the accompanying statements of net assets available for benefits of MDU Resources Group, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of the Plan, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, MN
June 14, 2011

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MDU Resources Group, Inc.
401(k) Retirement Plan

Date: June 14, 2011	By /s/ Doran N. Schwartz
Doran N. Schwartz
Chairman, Employee Benefits
Committee

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-158572 and No. 333-139156 of MDU Resources Group, Inc. on Form S-8 of our report dated June 14, 2011, appearing in this Annual Report on Form 11-K of the MDU Resources Group, Inc. 401(k) Retirement Plan for the year ended December 31, 2010.

/s/ Baker Tilly Virchow Krause, LLP

Minneapolis, MN
June 14, 2011